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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D

                                 AMENDMENT NO. 2


                    Under the Securities Exchange Act of 1934


                           BRANDON SYSTEMS CORPORATION
                (subsequently merged into INTERIM SERVICES INC.)
                                (Name of Issuer)




                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   45868P100
                                 (CUSIP Number)

                                 Mark G. Ewald
                              BEM Management, Inc.
                               520 Madison Avenue
                            New York, New York 10022
                                 (212) 832-8720
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 23, 1996
              (Date of Event which Requires Filing this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].


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SCHEDULE 13D

CUSIP No. 45868P100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lawrence M. Blau

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  Not Applicable                              a[ ]
                                                              b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

                                    7.      SOLE VOTING POWER

                                               4,000

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                 261,360
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                       4,000
   WITH
                                    10.     SHARED DISPOSITIVE POWER

                                             261,360

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  265,360

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                       [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.7%

14.      TYPE OF REPORTING PERSON*
                  IN


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SCHEDULE 13D

CUSIP No. 45868P100

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mark Metzger

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  Not Applicable                           a[ ]
                                                           b[ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

                                    7.      SOLE VOTING POWER

                                            None

                                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                                261,360
 OWNED BY
REPORTING                           9.      SOLE DISPOSITIVE POWER
  PERSON                                    None
   WITH
                                    10.     SHARED DISPOSITIVE POWER

                                            261,360

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  261,360

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.6%

14.      TYPE OF REPORTING PERSON*
                  IN


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                  This Statement amends and supplements the information set
forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on August 11, 1995, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on November 22, 1995, and constitutes Amendment No. 2 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 1. Security and Issuer

                  A second paragraph to this Item 1 is added to read as set forth below.

                  On May 23, 1996, the Company merged into Interim Services Inc., a Delaware corporation ("Interim"). Pursuant to the Agreement and Plan of Merger, each share of Common Stock was converted into 0.88 shares of common stock, par value $.01 per share, of Interim ("Interim Common"). The principal executive offices of Interim are located at 2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309.

Item 2.  Identity and Background

                  The first paragraph of this Item 2 is amended in its entirety as set forth below.

                  This Statement is being filed by (1) Lawrence M. Blau ("Mr. Blau"), a United States citizen, (a) in his individual capacity, (b) as owner of his Individual Retirement Account and (c) in his capacity as (i) one of the two managing general partners of BEM Partners, L.P., a limited partnership organized

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under the laws of the state of Delaware ("BEM"), and (ii) chairman of BEM
International Management Ltd., a corporation organized under the laws of Bermuda ("BEM International Management"), that serves as investment manager to BEM International Ltd., a corporation organized under the laws of Bermuda ("BEM International" and, together with BEM, the "Funds"); and (2) Mark Metzger ("Mr. Metzger"), a United States citizen, (a) as owner of his Individual Retirement Account and (b) in his capacity as (i) one of the two managing general partners of BEM and (ii) vice chairman of BEM International Management. Mr. Blau and Mr. Metzger are sometimes collectively referred to herein as the "Reporting Persons".

                  The third paragraph of this Item 2 is amended in its entirety as set forth below.

                  The shares of Interim Common which are the subject of this Statement are held by Mr. Blau (2,000 shares), Mr. Blau's Individual Retirement Account (2,000 shares), BEM (183,040 shares) and BEM International (78,320 shares).

Item 3. Sources and Amounts of Funds or Other Consideration

                  Item 3 is amended in its entirety as set forth below.

                  Mr. Blau and the Funds expended an aggregate of approximately $5,968,493 (including brokerage commissions) to purchase the 265,360 shares of Interim Common held by them. The sources of these moneys were personal funds (in the case of shares of Interim Common held by Mr. Blau and Mr. Blau's Individual Retirement Account) and working capital (in the case of shares of Interim Common held by the Funds).


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Item 5.  Interest in Securities of the Issuer

                  Paragraph (a) - (c) of Item 5 are amended in their entirety as set forth below.

                  (a)-(b) On the date of this Statement:

                           1.   Mr. Blau has beneficial ownership for purposes
of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") and sole voting and dispositive power with respect to 4,000 shares of Interim Common and Beneficial Ownership of 261,360 shares of Interim Common by virtue of his position as one of the two managing general partners of BEM and as one of the two persons responsible, through BEM International Management, for the management of the assets of BEM International. The aggregate of such shares (265,360) represent approximately 1.7% of the issued and outstanding shares of Interim Common. Mr. Blau shares with Mr. Metzger voting power and dispositive power over the 261,360 shares of Interim Common held by the Funds.

                           2.   Mr. Metzger has Beneficial Ownership of
261,360 shares of Interim Common by virtue of his position as one of the two managing general partners of BEM and as one of the two persons responsible, through BEM International Management, for managing the assets of BEM International. Such shares represent approximately 1.6% of the issued and outstanding Interim Common. Mr. Metzger shares with Mr. Blau voting power and dispositive power over these shares of Interim Common held by the Funds.

                           3.  The percentages used herein are calculated
based upon the 15,989,000 shares of Interim Common stated to be the weighted average shares issued and outstanding for the quarter

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ended June 28, 1996, as reflected in Interim's unaudited consolidated statement of earnings released on July 23, 1996.

                   (c) Since the most recent filing on Schedule 13D, Mr. Blau and Mr. Blau's Individual Retirement Account each purchased 2,000 shares of Interim Common on March 13, 1996 at $37.50 per share. These purchases were effected on the Nasdaq. On April 30, 1996, Mr. Metzger's Individual Retirement Account sold 2,200 shares of Common Stock at $37.63 per share. This sale was effected on the American Stock Exchange. All prices include commissions. On May 23, 1996, pursuant to an Agreement and Plan of Merger, the 297,000 shares of Common Stock held by the Funds were converted into 261,360 shares of Interim Common.

                  Paragraph (e) of Item 5 is amended in its entirety as set forth below.

                  The Reporting Persons ceased to have Beneficial Ownership of more than 5% of the Interim Common on May 23, 1996 when the Company merged into Interim.



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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 1996




                                                 /s/ Lawrence M. Blau
                                                     Lawrence M. Blau



                                                  /s/ Mark Metzger
                                                      Mark Metzger